Exhibit 99.1

QUALSTAR REPORTS FISCAL 2014 FOURTH QUARTER AND FULL YEAR RESULTS

• Qualstar is on Track to Returning to Profitability

• Qualstar Received New Orders for Data Storage Products in September 2014 Exceeding $1.1 Million

SIMI VALLEY, Calif., September 29, 2014 — Qualstar® Corporation (NASDAQ: QBAK), a manufacturer of data storage solutions and high-efficiency power supplies, today reported financial results for the fourth quarter and the fiscal year ended June 30, 2014.

Fiscal 2014 Fourth Quarter Financial Results

Revenues for the quarter ended June 30, 2014 were $2.7 million, compared with $2.9 million for the quarter ended June 30, 2013, a decrease of $0.2 million or 5%. Loss from operations was $0.7 million for the quarter ended June 30, 2014 compared with a loss of $3.5 million for the quarter ended June 30, 2013. Loss per share was $(0.06) for the quarter ended June 30, 2014 compared with loss per share of $(0.28) per basic and diluted share for the quarter ended June 30, 2013.

“If you look at net losses without the inventory adjustments (non-GAAP), taken in the fourth quarters of 2014 and 2013, our net loss is $0.4 million, or $(0.03) per share, versus a loss of $2.8 million or $(0.23) per share, in 2013, a substantial improvement,” said Steven N. Bronson, Qualstar’s Chief Executive Officer. “Furthermore, our annual break-even revenue run rate is approximately $13 million, substantially lower compared to a year ago.”

Data Storage segment revenues were $1.2 million for the quarter ended June 30, 2014, compared with $1.1 million for the same period last year, an increase of $0.1 million or 6%. Power supply segment revenues were $1.5 million for the quarter, compared with $1.7 million in the quarter ended June 30, 2013, a decrease of $0.2 million, or 11%.

“Qualstar’s loyal resellers and new partners from around the world have shown their enthusiastic endorsement of the new and refreshed product lines and are experiencing first-hand the renewed vitality and vigor of Qualstar as we support and enable our channel partners to be successful,” stated Daniel K. Jan, Qualstar’s Executive Vice President.

Gross margin was 30% of revenues or $820,000, for the quarter ended June 30, 2014, an improvement over the gross margin of 12% of revenues or $370,000 for the quarter ended June 30, 2013. The increase in gross profit was primarily attributed to lower charges to the inventory reserves during the quarter. Engineering expenses for the fourth quarter of the fiscal year 2014 were $482,000, or 18% of revenues, compared with $1.0 million, or 36% of revenues for the fourth quarter of the fiscal year 2013. Sales and marketing expenses were $471,000 or 17% of revenues for the fourth quarter of fiscal 2014, compared with $854,000, or 30% of revenues in the corresponding period last year. General and administrative expenses for the fourth quarter of fiscal 2014 were $771,000, or 29% of revenues, compared to $1.6 million, or 57% of revenues, for the same period last year. Restructuring expenses for the fourth quarter of fiscal 2014 were $(0.2) million or 8% of revenues, compared to $0.4 million, or 12% of revenues, for the same period last year.

Fiscal 2014 Full Year Financial Results

Qualstar reported revenues of $10.9 million in the fiscal year 2014, a decrease of 13% compared with $12.6 million in the fiscal year 2013. Net loss in fiscal 2014 was $5.6 million or $(0.46) per basic and diluted share. This compares with a net loss in the fiscal year 2013 of $10.4 million, or $(0.85) per basic and diluted share.

Cash equivalents and marketable securities were $7.2 million at June 30, 2014, compared with $13.8 million at June 30, 2013, down $6.6 million. Inventory, net of reserves, at June 30, 2014, was $3.2 million, compared with $1.6 million at June 30, 2013. This increase in inventory is primarily attributable to the inventory buyback from our former contract manufacturer.

“Qualstar’s fiscal 2014 accomplishments are a direct result of streamlining our core business structure and decision-making processes as ‘One Qualstar’. By recruiting seasoned executives and building a proactive in-house marketing team, we continue to strategically reinforce and improve Qualstar’s overall business management,” stated Mr. Bronson. “In addition to the release of mediaExeQ™, Q24™ and RVA® storage solutions, we plan to continue to expand our product portfolio and optimize the growth of our business over time. We’ve already started off our new fiscal year favorably by adding two series to our power supply product line, Medical and DIN Rail.”

“We received multiple orders for our RLS Tape libraries from an Asian government agency and we received two orders for our XLS Enterprise tape library from a corporate customer in Mexico. These orders represented a majority of the $1.1 million in data storage product sales orders received in the month of September 2014,” added Mr. Bronson.

About Qualstar Corporation

Qualstar, founded in 1984, is a diversified electronics manufacturer specializing in data storage and power supplies. Qualstar is a leading provider of high efficiency and high density power supplies marketed under the N2Power™ brand, and of data storage systems marketed under the Qualstar™ brand. Our N2Power power supply products provide compact and efficient power conversion for a wide variety of industries and applications including, but not limited to telecom, networking, broadcast, industrial, lighting, gaming and test equipment. Our Qualstar data storage products are used to provide highly scalable and reliable solutions to store and retrieve very large quantities of electronic data. Qualstar’s products are known throughout the world for high quality and Simply Reliable™ designs that provide years of trouble-free service. More information is available at www.qualstar.com or www.n2power.com or by phone at 805-583-7744.

Use of Non-GAAP Financial Information

To supplement our financial results presented in accordance with Generally Accepted Accounting Principles (GAAP), this press release and the accompanying tables contain certain non-GAAP financial measures, including non-GAAP gross margin, non-GAAP operating expenses and non-GAAP net loss. We use this information in managing our business and believe the non-GAAP data are helpful in understanding our financial performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “GAAP to Non-GAAP Reconciliation.” Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Cautionary Statement Concerning Forward-Looking Statements

Statements used in this press release that relate to future plans, events, financial results, prospects or performance are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon the current expectations and beliefs of Qualstar's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Notwithstanding changes that may occur with respect to matters relating to any forward looking statements, Qualstar does not expect to, and disclaims any obligation to, publicly update any forward-looking statements whether as a result of new information, future events or otherwise. Qualstar, however, reserves the right to update such statements or any portion thereof at any time for any reason. In particular, the following factors, among others, could cause actual or future results to differ materially from those suggested by the forward-looking statements: Qualstar’s ability to successfully execute on its strategic plan and meet its long-term financial goals; Qualstar’s ability to successfully implement and recognize cost savings; Qualstar’s ability to develop and commercialize new products; industry and customer adoption and acceptance of Qualstar’s new products; Qualstar’s ability to increase sales of its products; the rescheduling or cancellation of customer orders; unexpected shortages of critical components; unexpected product design or quality problems; adverse changes in market demand for Qualstar’s products; increased competition and pricing pressure on Qualstar’s products; and the risks related to actions of activist shareholders, including the amount of related costs.

For further information on these and other and other cautionary statements, please refer to the risk factors discussed in Qualstar’s filings with the U.S. Securities and Exchange Commission including, but not limited to, Qualstar’s Annual Report on Form 10-K for the fiscal year ended June 30, 2014, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such Form 10-K, and any subsequently filed reports. All of Qualstar’s filings are available without charge through the SEC’s website (www.sec.gov) or from Qualstar’s website (www.qualstar.com).

Contact Information:

Steven N. Bronson

Chief Executive Officer and President

Qualstar Corporation

805.583.7744 ext. 154

-Financial Tables to Follow-2

QUALSTAR CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except per share amounts)

	(Unaudited)
	Three Months Ended		Twelve Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Net revenues	$2,748	$2,882	$10,941	$12,642

Cost of goods sold	1,928	2,512	8,350	9,187

Gross profit	820	(370)	2,591	3,455

Operating expenses:
Engineering	482	1,028	2,461	3,290
Sales and marketing	471	854	2,200	3,035
General and administrative	771	1,640	3,780	4,875
Restructuring Expenses	(228)	360	(202)	2,666
Total operating expenses	1,496	3,882	8,239	13,866

Loss from operations	(676)	(3,512)	(5,648)	(10,411)

Other (expense) income	(1)	69	24	48

Loss before income taxes	(677)	(3,443)	(5,624)	(10,363)

Provision for income taxes	-	-	-	-

Net loss	$(677)	$(3,443)	$(5,624)	$(10,363)
				)
Change in unrealized losses on investments	(2)	(19)	(3)	(5

Comprehensive loss	$(679)	$(3462)	$(5,627)	$(10,368)

Loss per share:
Basic and Diluted	$(0.06)	$(0.28)	$(0.46)	$(0.85)

Shares used to compute loss per share:
Basic and Diluted	12,253	12,253	12,253	12,253

QUALSTAR CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands)

	June 30,
	2014	2013

ASSETS
Current assets:
Cash and cash equivalents	$5,462	$1,966
Marketable securities, short-term	1,763	6,305
Accounts receivable, net of allowance for doubtful accounts of $92 at June 30, 2014 and $68 at June 30, 2013	1,412	3,140
Receivable from CTS for manufacturing inventories, net of allowance for returns of $0 at June 30, 2014 and $203 at June 30, 2013	—	644
Inventories, net	3,177	1,628
Prepaid expenses and other current assets	241	363
Total current assets	12,055	14,046
Property and equipment, net	663	545
Marketable securities, long-term	-	5,546
Other assets	67	70
Total assets	$12,785	$20,207
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$952	$2,089
Accrued payroll and related liabilities	322	424
Deferred service revenue	1,197	953
Other accrued liabilities	1,174	1,979
Total current liabilities	3,645	5,445

Other long-term liabilities	17	17

Commitments and contingencies
Shareholders’ equity:
Preferred stock, no par value; 5,000 shares authorized; no shares issued	—	—
Common stock, no par value; 50,000 shares authorized, 12,253 shares issued and outstanding as of June 30, 2014 and June 30, 2013	18,943	18,938
Accumulated other comprehensive income	1	4
Accumulated deficit	(9,821)	(4,197)
Total shareholders’ equity	9,123	14,745
Total liabilities and shareholders’ equity	$12,785	$20,207

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